Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2012	2011
Income (loss) from continuing operations before taxes	$1,177	$992
Sub-total of fixed charges	217	232
Sub-total of adjusted income (loss)	1,394	1,224
Interest on annuities and financial products	1,861	1,860
Adjusted income (loss) base	$3,255	$3,084
Fixed Charges
Interest and debt expense	$203	$215
Interest expense related to uncertain tax positions	4	7
Portion of rent expense representing interest	10	10
Sub-total of fixed charges excluding interest on annuities and financial products	217	232
Interest on annuities and financial products	1,861	1,860
Total fixed charges	$2,078	$2,092

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products	6.42	5.28
Ratio of adjusted income (loss) base to total fixed charges	1.57	1.47